FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kozlowski, James J.	2. Issuer Name and Tickler or Trading Symbol Veridian Corporation ("VNX")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 1200 South Hayes Street, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year 12/27/02
(Street) Arlington, VA 22202			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/27/02		A		1,255	A	$19.92	6,384	I	(1)
								943,829	I	(2)
								1,815,700	I	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  These shares are owned directly by TGF II Management, L.P.  TGF Management Corp. is the general partner of TGF II Management, L.P.  Mr. Kozlowski is the President and a director of TGF Management Corp.  Except to the extent of his pecuniary interest therein, Mr. Kozlowski disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that Mr. Kozlowski is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

(2)  The 943,829 shares of common stock are owned by Argotyche, L.P.  The Texas Growth Fund -- 1991 Trust is a limited partner of Argotyche, L.P. Mr. Kozlowski is the President and a director of TGF I Management Corp., which manages the Texas Growth Fund -- 1991 Trust.  Except to the extent of his pecuniary interest therein, Mr. Kozlowski disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that Mr. Kozlowski is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

(3)  The 1,815,700 shares of common stock are owned by the Texas Growth Fund II -- 1998 Trust.  Mr. Kozlowski is the President and a director of TGF Management Corp., which manages the Texas Growth Fund II -- 1998 Trust.  Except to the extent of his pecuniary interest therein, Mr. Kozlowski disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that Mr. Kozlowski is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

	/s/ Jerald S. Howe, Jr. **Signature of Reporting Person Attorney-in-fact	12/30/02 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

POWER OF ATTORNEY

The undersigned director of Veridian Corporation (the "Company") hereby constitutes and appoints James P. Allen, Jerald S. Howe, Jr. and Phyllis D. Seidler each with full power to act and with full power of substitution and resubstitution, my true and lawful attorneys-in-fact and agents with full power to:

(1)   execute for and on behalf of the undersigned, in the capacity indicated below, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

(2)   do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)   take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-facts' discretion.

The undersigned hereby ratifies and confirms all that such attorneys-in-fact or their substitutes shall lawfully do or cause to be done by virtue hereof.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on December 20, 2002:

Name	Title

/s/ James J. Kozlowski James. J. Kozlowski	Director